UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Hillenbrand, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

431571108

(CUSIP Number)

Nandita Hogan Breeden Capital Management LLC 100 Northfield Street Greenwich, Connecticut 06830 (203) 618-0065

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,066,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,066,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,066,550
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.89%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,565,417
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,565,417
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,565,417
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.50%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (California) II L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,289,391
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,289,391
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,289,391
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 2.06%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,020
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,020
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,020
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .02%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (New York) I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 121,536
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 121,536
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 121,536
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .19%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners Holdco Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 76,186
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 76,186
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,186
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .12%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Partners (Cayman) Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 76,186
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 76,186
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 76,186
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) .12%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Breeden Capital Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,990,364
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,990,364
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,990,364
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.77%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 431571108
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Richard C. Breeden
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,066,550
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,066,550
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,066,550
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 4.89%
14.	Type of Reporting Person (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 22, 2008, as previously amended, (the “Schedule 13D”), relating to the common stock, without par value (“Common Stock”) of Hillenbrand, Inc., an Indiana corporation (the “Company”). The mailing address of the Company’s principal executive offices is One Batesville Boulevard, Batesville, IN 47006. Items 5 and 7 of the Schedule 13D are hereby amended and restated.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) on the cover pages of the Statement on Schedule 13D are incorporated herein by reference. All percentages set forth in this paragraph relating to beneficial ownership of Common Stock are based upon 62,646,910 shares outstanding, which is the total number of shares outstanding as of January 28, 2011 as reported in the Company’s Quarterly Report filed with the Securities and Exchange Commission on February 2, 2011.

For purposes of disclosing the number of shares of Common Stock beneficially owned by each of the Reporting Persons, the General Partner, as general partner of the Delaware Fund, the California Fund, the California II Fund and the New York Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Delaware Fund, the California Fund, the California II Fund and the New York Fund. The Advisor, as the investment manager for the Fund, and Mr. Breeden, as Managing Member of the Advisor and the General Partner, and as the Key Principal of the Offshore Investors Fund, may be deemed to own beneficially all shares of the Common Stock that are owned beneficially and directly by the Fund. Each of the General Partner, the Advisor and Mr. Breeden disclaims beneficial ownership of such shares for all other purposes. BPC may be deemed to own beneficially all shares of the Common Stock that are owned beneficially and directly by Holdco. The Delaware Fund, the California Fund, the California II Fund, the New York Fund and Holdco and BPC each disclaims beneficial ownership of the shares of Common Stock held directly by the others.

(c) Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) As of March 2, 2011, none of the Reporting Persons beneficially owns more than five percent of Common Stock.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

EXHIBIT 1.	Agreement as to Joint Filing of Schedule 13D, dated March 3, 2011 by and among the Delaware Fund, the California Fund, the California II Fund, the New York Fund, Holdco, BPC, the General Partner, the Advisor and Mr. Breeden.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2011

BREEDEN PARTNERS L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CALIFORNIA) II L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (NEW YORK) I L.P.

By:	Breeden Capital Partners LLC,
General Partner

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS HOLDCO LTD.

By:	/s/ Richard C. Breeden
Richard C. Breeden
Key Principal

BREEDEN CAPITAL PARTNERS LLC

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN CAPITAL MANAGEMENT LLC

By:	/s/ Richard C. Breeden
Richard C. Breeden
Managing Member

BREEDEN PARTNERS (CAYMAN) LTD.

By:	/s/ Richard C. Breeden
Richard C. Breeden
Key Principal

/s/ Richard C. Breeden
Richard C. Breeden

Schedule I

TRANSACTIONS DURING THE PAST 60 DAYS BY THE REPORTING PERSONS

The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

Transaction Date	Shares Purchased (Sold) for the Account of the Delaware Fund	Shares Purchased (Sold) for the Account of the California Fund	Shares Purchased (Sold) for the Account of the California II Fund	Shares Purchased (Sold) for the Account of Holdco	Shares Purchased (Sold) for the Account of the New York Fund	Price per Share
1/5/2011	(514)	(54,379)	(44,790)	(13,336)	(4,222)	$20.9000
2/8/2011	(166)	(18,557)	(15,285)	(4,551)	(1,441)	$21.7558
2/9/2011	(1)	(162)	(134)	(40)	(13)	$21.7614
2/10/2011	(116)	(12,944)	(10,661)	(3,174)	(1,005)	$21.7504
2/11/2011	(671)	(74,971)	(61,751)	(18,386)	(5,821)	$21.7537	(1)
2/14/2011	(365)	(40,716)	(33,536)	(9,985)	(3,161)	$22.0096
2/15/2011	(83)	(9,279)	(7,642)	(2,276)	(720)	$22.0000
2/16/2011	(196)	(21,870)	(18,014)	(5,364)	(1,698)	$22.0153
2/17/2011	(300)	(33,542)	(27,628)	(8,226)	(2,604)	$22.0000
2/24/2011	(77)	(8,630)	(7,108)	(2,117)	(670)	$21.7509
2/25/2011	(471)	(52,517)	(43,257)	(12,880)	(4,077)	$21.7634	(2)
2/28/2011	(50)	(5,567)	(4,586)	(1,365)	(432)	$21.8123
3/1/2011	—	—	—	(122,476)	—	$21.5055
3/2/2011	—	—	—	(185,249)	—	$21.5029

(1)	The range of prices per share is from $21.7500 to $21.7596
(2)	The range of prices per share is from $21.7505 to $21.7646